UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 4)

ReNew Energy Global plc
(Name of Issuer)

Class A ordinary shares, nominal value of $0.0001
(Title of Class of Securities)

G7500M 104
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M 104

1	NAME OF REPORTING PERSON Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,213,369(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,213,369(2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,213,369(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 269,647,998 Class A ordinary shares (excluding treasury shares), nominal value of $0.0001 (the “Shares”) of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), outstanding as of September 9, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-259706) filed on September 21, 2021, as subsequently amended, which was declared effective by the SEC on October 5, 2021, filed with the U.S. Securities and Exchange Commission on September 12, 2022.

(2) The Reporting Person currently holds 64,867,691 Shares of the Issuer. In addition, the Business Combination Agreement (as defined below) grants the Reporting Person the right to, at its discretion, transfer the ordinary shares of Renew Power Private Limited, a company with limited liability incorporated under the laws of India and subsidiary of the Issuer (“ReNew India”), held by the Reporting Person (the “India Shares”) to the Issuer in exchange for an aggregate of 12,345,678 Shares. As of September 23, 2022, the Reporting Person is considered to beneficially own an aggregate of 77,213,369 Shares, or 27.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

(3) The Reporting Person also holds one Class D ordinary share of the Issuer, nominal value of $0.0001 (the “Class D Share”). The Class D Share effectively gives the Reporting Person the right to exercise its voting rights as if the Reporting Person had already converted the India Shares into Shares.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 2, 2021 and amended and supplemented on February 15, 2022, February 18, 2022 and February 24, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the “Shares”), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the “Issuer”), having its registered office at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB United Kingdom.

Item 2.	Identity and Background.

This Amendment amends and restates the final paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Person's knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule I to this Amendment amends and restates the information set forth on Schedule I to the Original Schedule 13D in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following:

On September 23, 2022, the Reporting Person proposed to GS Wyvern Holdings Limited (“GSW”) and, on even date, entered into a sale and purchase agreement with GSW (the “September Sale and Purchase Agreement”) pursuant to which the Reporting Person has agreed to purchase from GSW, in a privately negotiated transaction, (i) 11,633,475 depositary receipts representing Class A Shares (each such depositary receipt representing one Class A Share) at a price per depositary receipt of $6.50, and (ii) 49,904,986 depositary receipts representing Class C Shares (each such depositary receipt representing one Class C Share), at a price per depositary receipt of $6.50, for a total aggregate purchase price of $$399,999,996.50.

The Reporting Person expects to obtain the funds required to purchase the Shares from its working capital.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

The Reporting Person entered into the September Sale and Purchase Agreement, and intends to acquire the Shares as contemplated thereby, for investment purposes as part of its ordinary business and investing activities.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) - (b) See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Person beneficially owns, and has sole voting power and sole dispositive power with respect to, 77,213,369 Shares, representing approximately 27.4% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person).

Following the completion of the September Sale and Purchase Agreement described in Item 3 above, the Reporting Person will beneficially own, and have sole voting power and sole dispositive power with respect to, 88,846,844 Shares, representing approximately 31.5% of the voting rights associated with the outstanding Shares (including 12,345,678 voting rights exercisable by the Reporting Person by virtue of the Class D Share held by the Reporting Person). In addition, in connection with the standstill and the right of the first refusal pursuant to the terms of the September Sale and Purchase Agreement, the Reporting Person may be deemed to beneficially own one Share in the event of completion under the September Sale and Purchase Agreement.

Such percentages are calculated based on 269,647,998 Shares outstanding as of September 9, 2022, as reported by the Issuer in its Post-Effective Amendment No. 1 on Form F-3 to the Registration Statement on Form F-1 (File No. 333-259706) filed on September 21, 2021, as subsequently amended, which was declared effective by the SEC on October 5, 2021, filed with the U.S. Securities and Exchange Commission on September 12, 2022.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Covered Person has effected any transactions in the Shares during the past sixty days.

(d) No person (other than the Reporting Person) is known to the Reporting Person or, to the Reporting Person’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

September Sale and Purchase Agreement

On September 23, 2022, the Reporting Person entered into the September Sale and Purchase Agreement.

The September Sale and Purchase Agreement contains customary representations and warranties and is conditioned upon confirmation by Computershare Trust Company, N.A., as the Issuer's transfer agent and registrar, that it has received all documents and information from GSW necessary to amend the registers of holders of Shares and Class C Shares to reflect the transfers contemplated thereunder. Pursuant to the September Sale and Purchase Agreement, (i) GSW has agreed not to transfer any shares in the capital of the Issuer, depositary receipts or Identified Rights (as defined in the A&R Articles) in respect of such shares or any securities convertible into or exercisable or exchangeable for such shares, depository receipts or Identified Rights (as defined in the A&R Articles) (the “Securities”) for a period of six months from the completion under the September Sale and Purchase Agreement (the “Standstill Period”), subject to certain exceptions set out in the September Sale and Purchase Agreement, (ii) GSW has agreed that for a period of three months from the expiration of the Standstill Period, subject to certain exceptions set out in the September Sale and Purchase Agreement, any transfers by GSW of any Securities will be subject to the Reporting Person’s right of first refusal pursuant to the terms of the September Sale and Purchase Agreement and (iii) GSW has agreed to assign to the Reporting Person the registration rights under the RRCPA associated with the Class A Shares and the Class C Shares underlying the depositary receipts that GSW has agreed to sell and the Reporting Person has agreed to purchase pursuant to the September Sale and Purchase Agreement, the Sale and Purchase Agreement (Lock-Up Securities) and the Sale and Purchase Agreement.

References to, and descriptions of, the September Sale and Purchase Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the September Sale and Purchase Agreement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated in its entirety in this Item 6.

The Reporting Person does not anticipate that the Class C Shares that it has agreed to purchase pursuant to the September Sale and Purchase Agreement will be automatically re-designated as Class A Shares upon the transfer of such Class C Shares to the Reporting Person.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Shareholders’ Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, Cognisa Investment, Mr. Sumant Sinha, Wisemore Advisory Private Limited, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Jera Power RN B.V. and RMG Sponsor II, LLC (incorporated by reference to Exhibit 4.5 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.2

Registration Rights, Coordination and Put Option Agreement, dated as of August 23, 2021, by and among the Issuer, the Reporting Person, ReNew Power Private Limited, RMG Sponsor II, LLC, GS Wyvern Holdings Limited, Platinum Hawk C 2019 RSC Limited, Sacef India, Jera Power RN B.V., Mr. Sumant Sinha, Cognisa Investment and Wisemore Advisory Private Limited (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Form F-4 (File No. 333-256228) filed with the Securities and Exchange Commission on June 21, 2021).

99.3	Business Combination Agreement, dated as of February 24, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2021).

99.4

Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among the Issuer (formerly known as ReNew Energy Global Limited), RMG Acquisition Corporation II, Philip Kassin (in the capacity as the RMG II Representative), Renew Power Global Merger Sub, GS Wyvern Holdings Limited, the Reporting Person, Green Rock B 2014 Limited, Mr. Sumant Sinha and Renew Power Private Limited (incorporated by reference to Exhibit 2.1 of RMG Acquisition Corporation II’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2021).

99.5

Sale and Purchase Agreement, dated as of February 11, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Person on February 15, 2022).

99.6

Sale and Purchase Agreement (Lock-up Securities), dated as of February 16, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Reporting Person on February 18, 2022).

99.7	September Sale and Purchase Agreement, dated as of September 23, 2022, by and between GS Wyvern Holdings Limited and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2022

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary

Schedule I

Directors of CPP Investments

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of CPP Investments

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Europe Regional Head & Head of Direct Private Equity

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Asia Regional Head & Head of Fundamental Equities Asia

Citizenship: Indonesia

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada